Exhibit 99.1

New Pacific Intersects 60.48 Metre Interval Grading 236 Grams Per Tonne Silver at the Silver Sand Project

VANCOUVER, BC, May 31, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE: NEWP) is pleased to announce the assay results of additional 20 holes from the 2022 drill programs at the Silver Sand Project as part of its 15,000 metres ("m") resource infill and step-out drilling for a mineral resource estimate update. An expanded program of total 21,309 m in 94 holes have been completed so far in 2022. The assay results for the remaining 59 drill holes are pending.  Assay results for the 20 drill holes are summarized in Table 1 and hole specifications are presented in Table 2.

Highlights

  Drill hole DSS646001 intersected an interval of 60.48 m grading 236 grams per tonne ("g/t") silver ("Ag") from 82.10 m to 142.58 m, including 6.45 m grading 1,423 g/t Ag from 103.25 m to 109.7 m. This is an infill hole drilled in the southern portion of the deposit which confirmed the continuity of high-grade mineralization in the core area of Silver Sand. An aggregate of 9.6 m of historical mining voids were intersected in this hole.
  Drill hole DSS644001 intersected an interval of 133.63 m grading 91 g/t Ag from 23.0 m to 156.63 m, including 8.83 m grading 296 g/t Ag from 56.92 m to 65.75 m, and 22.56 m grading 246 g/t Ag from 90.0 m to 112.56 m. This is an infill hole drilled in the southern portion which confirmed the continuity of high-grade mineralization in the core area of Silver Sand. An aggregate of 13.38 m of historical mining voids were intersected in this hole.
  Drill hole DSS5428 intersected an interval of 20.9 m grading 84 g/t Ag from 39.0 m to 59.9 m and an interval of 32.31 m grading 171 g/t from 82.24 m to 114.55 m, including 5.2 m grading 554 g/t Ag from 93.5 m to 98.7 m, and 4.42 m grading 461 g/t Ag from 104.42 m to 108.84 m. This is an infill hole drilled in the northern portion of the core area of Silver Sand which confirmed the continuity of high-grade mineralization.
  Drill hole DSS527506 intersected an interval of 77.59 m grading 102 g/t Ag from 41.39 m to 118.98 m, including 13.56 m grading 285 g/t Ag from 105.42 m to 118.98 m, and an interval of 2.77 m grading 739 g/t Ag from 171.33 m to 174.10 m. This is an infill hole drilled in the northern portion of the core area of Silver Sand.
  Drill hole DSS527510 intersected an interval of 59.61 m grading 100 g/t Ag from 18.42 m to 78.03 m. This is a step-out hole drilled to confirm the continuity of mineralization between sections in the northern portion of the core area of Silver Sand.
  Drill hole DSS542503 intersected an interval of 21.08 m grading 74 g/t Ag from 38.92 m to 60.0 m and an interval of 20.41 m grading 292 g/t Ag from 98.15 m to 118.56 m, including 4.36 m grading 685 g/t Ag from 114.2m to 118.56 m. This is a step-out hole drilled to confirm the continuity of mineralization between sections in the northern portion of the core area of Silver Sand.

Update on 2022 Drill Programs

Drill programs in 2022 started in late January and have progressed well and on schedule. To date, 21,309 m have been completed in 94 holes, expanding the budgeted 15,000 m announced early this year. Most of the drilling completed to date in 2022 is in the core area of Silver Sand, totaling 19,424m in 87 holes, including resource infill drilling to improve the confidence in the continuity of mineralization and step-out drilling to test the extension of the major mineralized zones up and down dip as well as on strike. The results of the infill and step-out drilling will be included in the mineral resource update of Silver Sand expected to be completed in the second half of the year and will be incorporated into the Preliminary Economic Assessment (the "PEA") due by the end of 2022.

The remaining 1,885 m in 7 holes were drilled in the Aullagas prospect which is a satellite prospect located approximately 700 m west of the Silver Sand core area. The Aullagas prospect is within the area covered by the Mining Production Contract between the Company and COMIBOL.

Currently, two rigs are deployed at Silver Sand – first rig is drilling some of the satellite prospects surrounding the Silver Sand Project and the second rig is drilling 10 geotechnical holes required for open pit slope angles for the PEA and further in-fill drill holes targeting upgrading inferred resource blocks for further studies subsequent to the -PEA.

Table 1 Summary of Drill Intercepts
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Pb_%	Zn_%
DSS285001		78.73	82.94	4.21	52	0.01
		94.40	96.50	2.10	42	0.30	0.71
DSS3202		148.44	150.93	2.49	50	0.01
DSS3404		81.80	91.00	9.20	44	0.01
		107.40	112.21	4.81	28	0.01
DSS5425		20.20	66.85	46.65	52	0.04	0.12
		85.55	86.65	1.10	124	0.05	0.01
DSS5426		10.38	39.10	28.72	27	0.18	0.60
DSS5428		39.00	59.90	20.90	84	0.08	0.20
		82.24	114.55	32.31	171	0.18	0.12
	incl.	93.50	98.70	5.20	554	0.45	0.46
	incl.	104.42	108.84	4.42	461	0.37	0.15
DSS345001		116.44	130.80	14.36	94	0.03
DSS527506		41.39	118.98	77.59	102	0.05	0.09
	incl.	105.42	118.98	13.56	285	0.14	0.01
		139.85	142.16	2.31	83	0.21	0.68
		171.33	174.10	2.77	739	0.07	0.06
DSS527508		22.50	33.56	11.06	118	0.01	0.01
		104.50	118.50	14.00	216	0.02	0.01
DSS527510		18.42	78.03	59.61	100	0.03	0.27
DSS527511		15.59	32.10	16.51	67	0.12	0.35
DSS527512			No Significant Intercept
DSS542503		38.92	60.00	21.08	74	0.09	0.07
		98.15	118.56	20.41	292	0.28	0.03
	incl.	114.20	118.56	4.36	685	0.54	0.11
DSS542504		79.80	140.40	60.60	78	0.06	0.03
DSS622501		15.02	28.46	13.44	31	0.03	0.20
		48.28	58.38	10.10	83	0.04	0.00
		71.12	73.77	2.65	132	0.07
		79.05	82.00	2.95	92	0.02
		86.90	88.00	1.10	133	0.23
		100.70	118.57	17.87	48	0.06
		142.13	157.38	15.25	44	0.03	0.10
		165.91	170.06	4.15	95	0.05	0.64
		184.00	185.12	1.12	133	0.24	1.17
		194.30	195.33	1.03	93	0.05	2.25
		204.90	206.20	1.30	58	0.09	3.17
DSS629001		10.80	18.30	7.50	54	0.01
		29.95	71.30	41.35	44	0.06	0.01
		104.90	127.90	23.00	42	0.05	0.02
		149.26	154.00	4.74	47	0.06	0.09
		166.81	168.00	1.19	168	0.08	1.22
		199.00	200.15	1.15	325	1.00	2.30
		205.30	206.50	1.20	107	0.57	1.50
DSS641001		59.75	100.82	41.07	94	0.06
		117.87	146.00	28.13	71	0.05	0.25
		164.68	184.29	19.61	32	0.08	0.55
DSS644001		23.00	156.63	133.63	91	0.05	0.04
	incl.	56.92	65.75	8.83	296	0.11
	incl.	90.00	112.56	22.56	246	0.06	0.02
		247.55	252.09	4.54	110	0.39	1.24
		277.10	279.30	2.20	130	0.06	0.01
DSS646001		82.10	142.58	60.48	236	0.13	0.02
	incl.	103.25	109.70	6.45	1423	0.29	0.03
		223.00	226.45	3.45	50	0.11	3.83
		244.68	256.98	12.30	46	0.14	0.79
DSS649001		48.67	65.51	16.84	125	0.04	0.03
		76.84	87.16	10.32	188	0.07
		101.10	112.42	11.32	47	0.07
		129.42	135.26	5.84	103	0.11	0.02
		179.16	185.39	6.23	199	0.38	1.59
		216.38	223.92	7.54	163	0.23	1.04
		245.75	247.05	1.30	175	0.70	2.75
Notes:

1.     Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2.

2.     Drill intercept is core length, and grade is length weighted. Length of drill intercept is close to true width of mineralization as drilling is normal to both strike and dip of mineralized zones.

3.     A cut-off of 20 g/t Ag is applied for calculation of length-weighted intercept. At times, samples lower than 20 g/t Ag may be included in the calculation of consolidation of mineralized intercepts.

Table 2 Summary of Drill Hole Specifications
Hole_id	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Year	Note
DSS285001	234511.06	7857704.59	4196.81	262.50	60	-45	2022	Step-out
DSS3202	234681.84	7857609.62	4141.03	262.50	60	-45	2022	Step-out
DSS3404	234616.79	7857474.28	4165.95	304.50	60	-45	2022	Step-out
DSS5425	235038.51	7856569.22	4103.98	134.10	60	-45	2022	Resource Infill
DSS5426	235087.51	7856597.70	4109.37	122.00	60	-45	2022	Resource Infill
DSS5428	234952.28	7856517.64	4095.52	212.00	60	-46	2022	Resource Infill
DSS345001	234626.07	7857427.60	4156.66	262.50	60	-45	2022	Step-out
DSS527506	234917.60	7856526.39	4089.37	251.10	60	-45	2022	Resource Infill
DSS527508	234991.29	7856569.67	4096.81	181.50	60	-45	2022	Step-out
DSS527510	235043.18	7856598.49	4103.14	152.10	60	-45	2022	Step-out
DSS527511	235074.96	7856616.91	4106.15	122.10	60	-45	2022	Step-out
DSS527512	235102.38	7856633.93	4107.91	101.10	60	-45	2022	Step-out
DSS542503	234957.65	7856489.97	4096.75	185.15	60	-45	2022	Step-out
DSS542504	234981.06	7856503.40	4099.37	185.20	60	-45	2022	Step-out
DSS622501	234783.46	7855927.64	3996.42	302.00	60	-45	2022	Resource Infill
DSS629001	234803.52	7855866.68	4013.65	262.90	60	-45	2022	Resource Infill
DSS641001	234801.09	7855838.41	4017.06	263.00	60	-45	2022	Resource Infill
DSS644001	234808.00	7855817.77	4021.50	287.00	60	-45	2022	Resource Infill
DSS646001	234833.92	7855793.88	4027.21	313.90	60	-45	2022	Resource Infill
DSS649001	234845.75	7855774.13	4028.64	305.00	60	-45	2022	Resource Infill
Notes:
1. Drill collar coordinate system is WGS1984 UTM Zone 20S. 2. Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS.

QUALITY ASSURANCE AND QUALITY CONTROL

All samples in respect of the exploration program at the Silver Sand Project, conducted by the Company and discussed in this news release, are shipped in securely-sealed bags by New Pacific staff in the Company's vehicles, directly from the field to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over specified limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Certified reference materials, various types of blank samples and duplicate samples are inserted to normal drill core sample sequences prior to delivery to laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release have been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, is waiting for a new Mineral Resource Estimate Update and a PEA by the end of this year. Recently discovered Carangas silver-gold project is undergoing a 40,000 m drill program. The third project, the Silverstrike silver-gold project, will commence an initial test drilling in June 2022.

For further information, please contact:

New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: investor@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding the anticipated timing, amount and completion of exploration, drilling, development, construction, and other activities or achievements of the Company; anticipated outcomes therefrom; future economics of the Company's projects; timing of receipt of permits and regulatory approvals; estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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CNW 06:55e 31-MAY-22